Exhibit 99.1

News Release

For Immediate Release

Stantec announces strong third quarter 2010 results

EDMONTON, AB (November 4, 2010) TSX:STN; NYSE:STN

Stantec announced today strong results for the third quarter of 2010, with gross revenue increasing 4.2% to C$386.7 million from C$371.1 million in the second quarter of 2010, net revenue increasing 3.5% to C$314.5 million from C$303.8 million, and diluted earnings per share increasing 42.9% to C$0.70 from C$0.49.

“With these solid results and six acquisitions completed in locations across North America and in the United Kingdom, it’s been a very busy quarter for us,” says Bob Gomes, Stantec president and chief executive officer. ”Thanks to the dedication and hard work of our employees, we continue to make progress toward achieving our vision to become and remain a top 10 global design firm.”

Project activity during the quarter showcased Stantec’s ability to attract repeat business with existing clients, as well as new contracts with new clients, as a result of the high quality of its work. In the Buildings practice area, the Company secured a contract with Rady Children’s Hospital, a continuing client in San Diego, California, to complete the architecture, interior design, and laboratory planning for a new combined children’s ambulatory and research center. In the Environment practice area, Stantec is providing environmental permitting, threatened endangered species evaluation, wetlands delineation/mitigation, and other services for Marcellus Lateral, a project involving the design and construction of a 240-mile (390-kilometre) liquid natural gas pipeline extending from West Virginia to Ohio. New activity in the Industrial practice area was focused in the mining sector. For example, Stantec was chosen to design fresh air intakes/heaters at the Diavik Diamond Mines Inc. site in the Lac de Gras area north of Yellowknife, North West Territories. In the Transportation area, the Company obtained an assignment to colead the design of an extension of the METRO Light Rail system through downtown Mesa, Arizona, along with station platforms, power substations, and a park and ride facility, for long-time client Valley Metro Rail. In the Urban Land area, preliminary work continued on Vanier Woods/Lancaster East, a 130-hectare (320-acre) residential development in Red Deer, Alberta, for which Stantec is providing planning, engineering, landscape architecture, geomatics, and construction management services.

Summary of activity in the quarter

▪
Gross revenue for the quarter was C$386.7 million, up 0.7% compared to C$384.2 million in the third quarter of 2009, and net revenue increased 2.5% to C$314.5 million from C$306.7 million. Reported diluted earnings per share for the third quarter of 2010 were C$0.70 compared to a loss of C$0.22 in the third quarter of 2009. Excluding the impact of a C$5.9 million after-tax gain on the sale of equity investments in the third quarter of 2010 and of a C$35.0 million non-cash goodwill impairment charge in the third quarter last year, net income increased 4.8% to C$26.2 million in the third quarter of 2010 from C$25.0 million in the third quarter of 2009, and diluted earnings per share increased 3.6% to C$0.57 from C$0.55.

▪	Year-to-date gross revenue was C$1.13 billion, net revenue was C$915.1 million, reported net income was C$68.5 million, and reported diluted earnings per share were C$1.49.

▪	During the quarter, Stantec sold its 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V., resulting in a $7.2 million gain on sale ($5.9 million on an after-tax basis).

▪
During the quarter, Stantec reached an agreement to increase its credit facility from $300 million to $350 million and extended the facility’s maturity date to August 2013. The agreement also gives the Company access to an additional $75 million on approval from its lenders.

▪
During the quarter, the Company acquired six firms, including IEA Holdings, Inc., a 55-person firm headquartered in Portland, Maine, that specializes in engineering and project management services for the energy market; WilsonMiller, Inc., a 265-person multidisciplinary planning, design, and engineering firm headquartered in Naples, Florida; Natural Resources Consulting, Inc., a 60-person firm based in Cottage Grove, Wisconsin, that provides environmental permitting and compliance support services; Communication Arts, Inc., a 20-person design firm headquartered in Boulder, Colorado, that provides project visioning and branding services; Anshen & Allen Architecture, Inc., a 200-person international firm with offices in San Francisco, California; Columbus, Ohio; Boston, Massachusetts; and London, England, that specializes in designing healthcare, academic, and research facilities; and ECO:LOGIC Engineering, a 100-person firm based in Rocklin, California, that specializes in the planning, permitting, design, construction management, and operations of water and wastewater facilities. Soon after the quarter-end, the Company acquired Street Smarts, a 60-person firm based in Duluth, Georgia, that provides transportation services. The completion of these acquisitions added approximately 760 staff to the Company’s operations.

▪
Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on SEDAR (www.sedar.com) on November 4, 2010. In addition, these documents will be filed on EDGAR (www.sec.gov) on the same date. Alternatively, the documents are available to download from the Investors section of www.stantec.com, or you may contact Stantec for copies free of charge.

The third quarter conference call, being held today at 2:00 PM MST (4:00 PM EST), will be broadcast live and archived in the Investors section at www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-866-321-8231 and provide the confirmation code 3714517 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com
One Team. Infinite Solutions.

-Income statement and balance sheet attached-

Consolidated Balance Sheets
(Unaudited)

	September 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

ASSETS (note 5)
Current
Cash and cash equivalents	37,117	14,690
Accounts receivable, net of allowance for doubtful accounts of $ 9,213 ($9,395 – 2009)	286,986	253,205
Costs and estimated earnings in excess of billings	120,544	95,794
Income taxes recoverable	17,223	12,144
Prepaid expenses	14,893	11,352
Future income tax assets	12,981	15,518
Other assets (note 4)	5,313	6,550

Total current assets	495,057	409,253
Property and equipment	111,208	108,256
Goodwill (note 3)	520,530	468,814
Intangible assets (note 3)	72,701	64,155
Future income tax assets	16,026	23,940
Other assets (note 4)	53,780	49,127

Total assets	1,269,302	1,123,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	4,199	-
Accounts payable and accrued liabilities	191,049	167,175
Billings in excess of costs and estimated earnings	45,881	52,007
Current portion of long-term debt (note 5)	50,149	35,428
Future income tax liabilities	19,912	15,643
Other liabilities (note 6)	12,335	13,558

Total current liabilities	323,525	283,811
Long-term debt (note 5)	245,005	198,769
Future income tax liabilities	26,734	29,536
Other liabilities (note 6)	66,382	63,849

Total liabilities	661,646	575,965

Non-controlling interest in subsidiaries (note 2)	103	186

Commitments, contingencies, and guarantees (notes 2 and 5)

Shareholders' equity
Share capital (note 8)	223,635	221,983
Contributed surplus	13,623	12,606
Retained earnings	429,240	364,569
Accumulated other comprehensive loss (note 11)	(58,945)	(51,764)

Total shareholders' equity	607,553	547,394

Total liabilities and shareholders' equity	1,269,302	1,123,545

Consolidated Statements of Income
(Unaudited)

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2010	2009	2010	2009
(In thousands of Canadian dollars, except share and per share	$	$	$	$
amounts)

INCOME
Gross revenue	386,683	384,161	1,129,412	1,177,082
Less subconsultant and other direct expenses	72,153	77,392	214,276	208,963

Net revenue	314,530	306,769	915,136	968,119
Direct payroll costs	137,802	133,474	404,317	424,637

Gross margin	176,728	173,295	510,819	543,482
Administrative and marketing expenses (notes 8 and 14)	128,342	126,801	378,405	406,164
Depreciation of property and equipment	6,345	6,186	17,591	18,546
Amortization of intangible assets	4,459	3,738	12,318	14,164
Impairment of goodwill and intangible assets (note 3)	-	35,000	1,772	35,000
Net interest expense (note 5)	2,286	2,742	6,295	9,180
Share of income from associated companies	(731)	(1,769)	(1,944)	(2,611)
Gain on sale of equity investments (note 4)	(7,183)	-	(7,183)	-
Foreign exchange (gains) losses	(114)	(7)	994	1,964
Other expense (income) (note 4)	(145)	127	(488)	(423)

Income before income taxes	43,469	477	103,059	61,498

Income taxes
Current	12,535	7,876	27,257	28,572
Future	(1,191)	2,590	7,268	(105)

Total income taxes	11,344	10,466	34,525	28,467

Net income (loss) for the period	32,125	(9,989)	68,534	33,031

Weighted average number of shares outstanding – basic	45,591,437	45,523,275	45,685,152	45,502,057

Weighted average number of shares outstanding –diluted	45,846,003	45,873,933	45,947,845	45,824,756

Shares outstanding, end of the period	45,666,920	45,644,521	45,666,920	45,644,521

Earnings per share (note 8)
Basic	0.70	(0.22)	1.50	0.73

Diluted	0.70	(0.22)	1.49	0.72